Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of the end of the period covered by the most recent Annual Report on Form 10-K of Liberty Global plc (Liberty Global, we or our Company), our Company had three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the Exchange Act): (1) Liberty Global Class A Ordinary Shares, par value $0.01 per share (the Liberty Global Class A Ordinary Shares), (2) Liberty Global Class B Ordinary Shares, par value $0.01 per share (the Liberty Global Class B Ordinary Shares) and (3) Liberty Global Class C Ordinary Shares, par value $0.01 per share (the Liberty Global Class C Ordinary Shares, and together with the Liberty Global Class A Ordinary Shares and the Liberty Global Class B Ordinary Shares, the Liberty Global Ordinary Shares).
Description of Our Company’s Ordinary Shares
The following description of the Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares, and Liberty Global Class C Ordinary Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Company’s articles of association (the articles), which is an exhibit to this Annual Report on Form 10-K and incorporated by reference herein. We encourage you to read the articles along with the applicable provisions of England and Wales law affecting corporations or companies and their shareholders for additional information.
Basic Investment
Liberty Global Ordinary Shares reflect the performance of all of our businesses. Holders of Liberty Global Ordinary Shares are holders of ordinary shares in our Company and, as such, are subject to all risks associated with an investment in Liberty Global and all of its businesses, assets and liabilities.
Sources of Dividends
Under English law, we cannot pay dividends in respect of the Liberty Global Ordinary Shares unless Liberty Global has sufficient available distributable reserves (defined as accumulated, realized profits less accumulated, realized losses) to do so and the assets of our Company are not, and following the dividend will not be, less than the aggregate of its issued and called-up share capital and undistributable reserves.
In addition to these English law restrictions, pursuant to a dividend policy previously adopted by our shareholders, our board of directors will not approve any cash dividend in respect of the Liberty Global Ordinary Shares unless the amount of dividend to be paid does not exceed either (i) an amount equal to the net assets of our Company over the nominal value of the Liberty Global Ordinary Shares or (ii) if there is no such excess, an amount equal to our Company’s net earnings for the fiscal year in which such date occurs and/or the preceding fiscal year.
Declaration of Dividends
Following the recommendation of the board of directors, the shareholders may declare dividends by ordinary resolution, except that no dividend may exceed the amount recommended by our board of directors. Furthermore, our articles also provide that a general meeting declaring a dividend may, upon recommendation by our board of directors, direct by ordinary resolution that the dividend shall be satisfied wholly or partly by the distribution of assets, including (without limitation) paid up shares, debentures or securities of another corporation. Moreover, our directors are authorized to declare interim dividends (including wholly or partly by the distribution of assets) if our board of directors considers that they are justified by the profits of Liberty Global available for distribution.

Each class of Liberty Global Ordinary Shares ranks equally in the capital of our Company with all other classes of Liberty Global Ordinary Shares for any dividend declared or in respect of the capitalization of profits, in favor of the Liberty Global Ordinary Shares.
The provisions relating to dividends are subject to the more specific provisions relating to dividends paid in securities of another corporation described under “— Securities Distributions.”
Securities Distributions
Dividends paid in securities of another corporation are subject to the provisions governing dividends generally, as described above.
In addition, if a distribution includes securities issued by another corporation, unless otherwise recommended by three-quarters of our board of directors and approved by an ordinary resolution of the Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares, which we collectively refer to as the Liberty Global Voting Shares, voting together as a single class, these securities must be distributed on the basis that:
(1) the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares receive the identical class of securities, on an equal per share basis; or
(2) the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares each receive a different class of securities or the holders of one or more classes of Liberty Global Ordinary Shares each receive a different class of securities than the holders of all other classes of Liberty Global Ordinary Shares (in which cases: (i) the holders of Liberty Global Class B Ordinary Shares shall receive the securities having higher value voting rights and the holders of Liberty Global Class A Ordinary Shares and Liberty Global Class C Ordinary Shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the Liberty Global Class A Ordinary Shares and the Liberty Global Class C Ordinary Shares, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the class of securities to be received by the holders of Liberty Global Class A Ordinary Shares and Liberty Global Class C Ordinary Shares corresponds, to the extent practicable, to the relative voting rights of each such class of shares), on an equal per share basis.
Scrip Dividends
Our board of directors may offer any shareholder the right to elect to receive fully paid shares instead of cash in respect of the whole or some part (to be determined by our board of directors) of all or any dividend. In that case, each shareholder is only entitled to new shares (as our board of directors may determine) of either the identical class to which the dividend relates or Liberty Global Class C Ordinary Shares.
Bonus Issues
Subject to the U.K. Companies Act 2006 (the Companies Act), our board of directors has the authority to capitalize certain undistributed profits of our Company, our Company’s share premium account, and certain other reserves for the purpose of issuing shares or other securities of our Company to shareholders in a so-called “bonus issue.” Unless recommended by three-quarters of our board of directors and approved by an ordinary resolution of the Liberty Global Voting Shares, voting together as single class, our board of directors may only declare bonus issues:
(1) consisting of Liberty Global Class C Ordinary Shares to all holders of Liberty Global Ordinary Shares, on an equal per share basis;
(2) consisting of the identical class of Liberty Global Ordinary Shares held by each shareholder to holders of each class of Liberty Global Ordinary Shares, on an equal per share basis; or

(3) consisting of any other class of our securities to all holders of Liberty Global Ordinary Shares, on the basis referred to above for distributions of securities issued by another corporation. See “— Securities Distributions.”
Redesignation at Option of Holder
Each Liberty Global Class B Ordinary Share may be redesignated, or converted, at any time at the election of the holder into a Liberty Global Class A Ordinary Share.
Redesignation at Option of Issuer
We cannot redesignate, or convert, any Liberty Global Ordinary Shares.
Alteration of Share Capital
Subject to the provisions of the Companies Act, and without prejudice to any relevant special rights attached to any class of shares, Liberty Global may, from time to time:

•	increase its share capital by allotting and issuing new shares;
•	consolidate and divide all or any of its share capital into shares of a larger nominal value than the existing shares;
•	cancel any of its shares;
•	subdivide any of its shares into shares of a smaller nominal value than its existing shares;
•	determine that, as between the shares resulting from such a subdivision, any of them may have any preference or advantage as compared with the others; and
•	redenominate its share capital or any class of share capital.
In addition, our board of directors has the authority to effect one or more consolidations and/or subdivisions, on any ratio that our board of directors may determine in its sole and absolute discretion, of any or all of our shares. We believe that having this flexibility is useful for our board of directors in managing our capital structure in compliance with applicable English law requirements.
In addition, we may not consolidate, divide, sub-divide or redenominate any one or more Liberty Global Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Liberty Global Ordinary Shares, on an equal per share basis.
Voting Rights
General. Each Liberty Global Class A Ordinary Share has one vote, each Liberty Global Class B Ordinary Share has ten votes, and each Liberty Global Class C Ordinary Share is non-voting, except where otherwise required by English law or our articles of association.
Variation of Class Rights. The rights attached to a class of shares may only be varied: (i) in such manner (if any) as may be provided by those rights; (ii) with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares); or (iii) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, provided that, where the rights attached to more than one class of ordinary shares are, in the good faith opinion of three-quarters of our board of directors, varied or abrogated in a manner which has the same, or substantially the same, economic impact or effect, such shares shall together comprise a single class for the purposes of convening a separate meeting of holders of shares of a class with the voting rights set forth in Article 71 of our articles.

The following will be deemed not to vary the rights attached to any class of shares, unless expressly provided by the rights attached to such shares: the issue of further shares ranking pari passu with, or subsequent to, the relevant share or class of shares, the purchase or redemption by our Company of our own shares, or the exercise by our board of directors of its authority under certain provisions of our articles relating to dividends and securities distributions, scrip dividends, and bonus issues, all as further described above.
Amendment of Articles. Under English law, any amendment to our articles requires a special resolution of our Company in which all classes of our voting ordinary shares vote together as one class. This is in addition to any separate class vote that may be required for an amendment that varies the rights attached to shares of a particular class.
Liquidation
In the event of a liquidation, dissolution or  winding-up of our Company, whether voluntary or involuntary, after payment or provision for payment of our debts and liabilities and, subject to the prior payment in full of any preferential amounts to which holders of our preference shares may be entitled, the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our ordinary shares.
In the event of a liquidation, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among our shareholders the whole or any part of the assets of our Company, whether or not the assets consist of property of the same kind or not, and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as among the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares. The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.
Allotment Authority
Our board of directors is authorized, for a period up to five years from June 11, 2019, to allot and issue equity securities, or to grant rights to subscribe for or to convert or exchange any security into shares of Liberty Global up to an aggregate nominal amount of $20,000,000. We refer to this as the “2019 general authority.” The 2019 general authority will expire on June 10, 2024. We intend to seek shareholder approval to give our board the same general authority with respect to the foregoing at our relevant future annual general meetings of shareholders.
Pre-Emption Rights
There are no rights of pre-emption under our articles in respect of transfers of shares by shareholders. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in our Company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to our existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by our shareholders in a general meeting in accordance with the provisions of the Companies Act.
Board of Directors—Number and Classification
The articles provide that the number of directors will not be less than two and, except as otherwise determined by a majority of directors, not more than fifteen. The articles further provide that except as otherwise determined by a majority of the directors, the directors will be divided into three classes, designated as Class A, Class B and Class C, respectively, and each class will consist, as nearly as possible, of a number of directors equal to one-third of the total number of directors. Directors will be assigned to each class in accordance with a resolution or resolutions adopted by the Board.
These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our Company.
Other Provisions Relating to Our Company’s Ordinary Shares
General Meetings and Notices
The notice of a general meeting shall be given to the shareholders (other than any who, under the provisions of our articles or the terms of allotment or issue of shares, are not entitled to receive notice), to our board of directors and to our auditors. Under English law, we are required to hold an annual general meeting of shareholders within six months from the day following the end of our fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by our board of directors, whether within or outside of the U.K.
Disclosure of Ownership Interests in Shares
Section 793 of the Companies Act gives our Company the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any Liberty Global shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.
If any shareholder, or any other person appearing to be interested in Liberty Global shares held by such shareholder, fails to respond to a Section 793 notice, or, in purported compliance with such a notice, makes a statement which is materially false or misleading then our board of directors may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).
Transfer of Shares
Shareholders may transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which is permitted by the Companies Act and is approved by our board of directors. The instrument of transfer must be executed by or on behalf of the transferor (and in the case of a transfer of a share which is not fully paid, by or on behalf of the transferee).

Our board of directors may refuse to register a transfer if:

•	it is with respect to shares in certificated form that are not fully paid, so long as the refusal does not prevent dealings in Liberty Global shares from taking place on an open and proper basis;
•	it is with respect to shares on which Liberty Global has a lien, including with respect to shares that are not fully paid;
•
the instrument of transfer is not duly stamped to show payment of stamp duty (if such stamp is required) and presented with the share certificate or other evidence of title reasonably required by the directors;

•	the instrument of transfer is in respect of more than one class of shares;
•	the instrument of transfer is in favor of more than four persons jointly; or
•	in certain circumstances, if the holder has failed to provide the information requested by Liberty Global referred to in “— Disclosure of Ownership Interests in Shares” above.
If our board of directors refuses to register a transfer of a share, it shall, within two months after the date on which the instrument of transfer was delivered to our Company, send to the transferee notice of the refusal, together with its reasons for refusal.
Liability of Liberty Global and its Directors and Officers
Our articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against our Company or our directors.
English law does not permit our Company to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to our Company. However, despite this prohibition, we are permitted to purchase and maintain limited insurance for any of our directors. Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to our Company.
Takeover Provisions
An English public limited company is potentially subject to the U.K. City Code on Takeovers and Mergers, which we refer to in this Annual Report as the Takeover Code if, among other factors, (i) its place of central management and control is within the U.K., the Channel Islands or the Isle of Man or (ii) if any of its securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled.
Based upon the residency of our directors and management and listing of our securities, the Takeover Code would not presently apply to us. It is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to us. If we become subject to the Takeover Code, the ability of our directors to engage in defensive measures to seek to frustrate bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.
Issuance of Preference Shares and Other Shares
The shares allotted and issued pursuant to the board’s general authority described above may comprise (in whole or in part) preference shares or other shares, in one or more classes with such rights, preferences and restrictions as our board of directors shall determine. The issuance of preference shares on various terms could adversely affect the holders of other Liberty Global shares. The potential issuance of preference shares may discourage bids for our shares at a premium over the market price, may adversely affect the market price of our shares and may discourage, delay or prevent a change of control of our Company.

Taxes
The following summarizes certain UK tax consequences generally applicable to the holding and disposition of the Liberty Global Ordinary Shares and is based on current UK tax law and HM Revenue & Customs ("HMRC") published practice. It does not purport to be a complete analysis of or listing of all the possible UK tax considerations which may arise. It relates only to persons who (i) are absolute beneficial owners holding Liberty Global Ordinary Shares as a capital investment, (ii) are resident for tax purposes solely in the United States, and (iii) do not carry on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which those shares are attributable, or, in the case of corporate holders of Liberty Global Ordinary Shares, do not carry on a trade in the United Kingdom through a permanent establishment to which those shares are attributable (persons meeting each of the descriptions in (i), (ii) and (iii) being "US Holders").
Shareholders should consult their own tax advisors in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of their Liberty Global Ordinary Shares.
United Kingdom withholding tax
No UK tax will be required to be withheld from dividends paid in respect of Liberty Global Ordinary Shares. As this is the case under UK domestic tax law, it is not necessary to rely on the UK-USA Double Taxation Convention in order to secure reduction or elimination of withholding for or on account of UK tax in relation to such dividends.
United Kingdom tax on dividends
U.S. Holders will not be chargeable to UK income tax or UK corporation tax on income in relation to dividends received in respect of their Liberty Global Ordinary Shares.
Disposition of Liberty Global Ordinary Shares
U.S. Holders will not be subject to UK tax on chargeable gains arising on the disposal of their Liberty Global Ordinary Shares.
United Kingdom stamp duty and stamp duty reserve tax ("SDRT")
An agreement to transfer an interest in Liberty Global Ordinary Shares through a clearance service or depositary receipt system should not give rise to a liability to SDRT (unless, in the case of a clearance service, it has made a relevant election under Section 97A of the UK Finance Act 1986). We understand that HMRC regards the facilities of The Depository Trust Company ("DTC") as a clearance service for these purposes. In addition, no UK stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in Liberty Global Ordinary Shares through the DTC.
The transfer on a sale of an interest in Liberty Global Ordinary Shares by means of written instrument will generally be liable to UK stamp duty at a rate of 0.5% of the consideration paid (rounded up to the nearest multiple of £5) unless the instrument is not executed in the United Kingdom and remains at all times outside the United Kingdom and the transfer does not relate to any matter or thing done or to be done in the United Kingdom. An exemption from UK stamp duty is available for a written instrument transferring an interest in Liberty Global Ordinary Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. A charge to SDRT will also arise (at the rate of 0.5% of the consideration paid) on an agreement to transfer an interest in Liberty Global Ordinary Shares otherwise than through a clearance service (unless the clearance service has made a relevant election under Section 97A of the UK Finance Act 1986) or depositary receipt system, although the liability will be cancelled and a claim for repayment of any SDRT already paid, generally with interest, may be made provided that an instrument transferring the interest in Liberty Global Ordinary Shares is executed in pursuance of the agreement and that instrument is duly stamped within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.
An issue or transfer of Liberty Global Ordinary Shares to a person whose business is or includes the provision of clearance services (or its nominee) or issuing depositary receipts (or its nominee or agent) may give rise to a charge to UK stamp duty or SDRT at the rate of 1.5% of, broadly, the amount or value of the consideration payable or, in certain circumstances, the value of Liberty Global Ordinary Shares (unless, in the case of a clearance service, it has made a relevant election under Section 97A of the UK Finance Act 1986). This liability for UK stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system. HMRC has confirmed that in general it will no longer seek to apply the 1.5% SDRT charge to issues of UK shares to clearance services (or their nominee) or depositary receipt issuers (or their nominee or agent) or to transfers of UK shares to such entities that are an integral part of an issue of share capital, on the basis that the charge in such circumstances was not compatible with EU law. The UK government stated in the Autumn Budget 2017 that it did not intend to reintroduce the 1.5% charge on the issue of shares (and transfers integral to capital raising) into overseas clearance services and depositary receipt systems following the UK's exit from the EU. However, the above does not have any impact on a transfer of Liberty Global Ordinary Shares to such entities where such transfer is not an integral part of an issue of share capital and, accordingly, the 1.5% charges discussed in this paragraph will continue to apply to transfers of Liberty Global Ordinary Shares to such entities which are not an integral part of an issue of share capital.
Therefore, a transfer of title in Liberty Global Ordinary Shares or an agreement to transfer such shares from within the DTC system out of the DTC system, and any subsequent transfers or agreements to transfer outside the DTC system, will generally attract a charge to UK stamp duty and/or SDRT at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Liberty Global. Shareholders should note in particular that a redeposit of Liberty Global Ordinary Shares into the DTC system, including by means of an initial transfer into a depositary receipt system, will generally attract UK stamp duty and/or SDRT at the higher rate of 1.5%.
This discussion is for general information only. In addition, US Holders should consult their own tax advisors regarding the U.S. tax consequences of the purchase, ownership and disposition of Liberty Global Ordinary Shares.
Stock Exchange Listings
The Liberty Global Class A Ordinary Shares, the Liberty Global Class B Ordinary Shares and the Liberty Global Class C Ordinary Shares trade on Nasdaq under the symbols “LBTYA,” “LBTYB” and “LBTYK,” respectively.
Share Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for all classes of our ordinary shares.